Mail Stop 3561

July 31, 2008

Kevin J. Purcell
Chief Financial Officer
Herley Industries, Inc.
101 North Pointe Blvd
Lancaster, PA 17601

      Re: Herley Industries, Inc.
              Form 10-K for the year ended July 29, 2007
              Filed October 12, 2007
              File No. 000-05411

Dear Mr. Purcell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief